File No. 82-4331

05010761

SUPPL

UNITED REEF LIMITED

SEC MAIL RECEIVED PROCESSING
AUG 25 2005
WASH. D.C. 192 SECTION

QUARTERLY REPORT
FOR THE SIX MONTHS ENDED MAY 31, 2005
AND
MANAGEMENT'S DISCUSSION & ANALYSIS

PROCESSED
AUG 26 2005
THOMSON FINANCIAL

15 Toronto Street, Suite 600
Toronto ON M5C 2E3
Tel: (416) 368-3332/Fax: (416) 368-8957
E-mail: info@unitedreef.com

REPORT TO SHAREHOLDERS

Dear Shareholders:

Our activity level continued to increase during the quarter ended May 31, 2005 and saw the Company's common shares listed for trading on the TSX Venture Exchange on May 17, 2005 under the symbol "URP". This report accompanies the Company's unaudited financial statements for the period ended May 31, 2005, together with management's discussion and analysis relating to those financial statements.

Oil & Gas, CAR

We are pleased to report that the elections held in Central African Republic ("CAR") during the first half of this year were successfully concluded during June. The inauguration of President Bozize took place on June 11th and the new cabinet members were appointed on June 19th. It was interesting to note the President's choice in appointing the new Prime Minister, Mr. Elie Dote, who comes from a 25-year career at the African Development Bank. He is not a member of any of the political parties in CAR. As well, it is encouraging that the ministers appointed widely represent the political parties in the country. Overall this is a marked change from previous governments we have seen formed in the country since our first involvement there in 1992.

We have already initiated contact with the new government in cooperation with RSM Production Corporation, our partners in the CAR oil & gas project. Representatives of RSM and the Company will be meeting with CAR government officials in August to advance the project.

CAR remains an under-explored country with highly prospective geology capable of hosting significant oil and gas pools. Management's primary focus is the Company's participation in this project.

Vice President, Oil & Gas

We are pleased to welcome Paul MacKay to the Company's management, which became effective June 2nd following his appointment as Vice President, Oil & Gas. Paul brings more than 25 years of experience in the oil & gas industry. Paul has acted as the independent technical reviewer for United Reef on the CAR project since July, 2002 and as such has already developed an extensive knowledge of the project. Paul will direct United Reef's participation in the CAR project. We also anticipate that he will be instrumental in assisting management to recruit additional members to the Company's management and board of directors with experience in the oil & gas industry as the project advances.

Nickel Offsets Project, Sudbury Area

The diamond drilling and tailings sampling programs were both completed during June. At the time of writing we are awaiting the final assay results from these programs. The costs of the programs were financed by International CHS Resource Corporation who have an option to earn a 50% interest in the property.

Duration of the programs lasted considerably longer than originally planned due to logistical and access problems at the outset during Spring break-up. The diamond drilling contractor also encountered difficulties meeting the forecast rate of daily meterage they had originally promised. All of these items contributed to increased support costs of the program. A total of nine diamond drill holes were completed and approximately 1,800 meters of core was recovered for sampling and assaying.

Financing

In early June a decision was made to commence a private placement offering, the proceeds of which will be used to fund the Company's 50% share of the estimated cost of a proposed new 2,000 km 2D-seismic program across the Doseo Basin in CAR. The program is planned for commencement in Fall, 2005.

Full details of the private placement offering are set out in the notes to the Company's unaudited financial statements for the period ended May 31, 2005.

On behalf of the board of directors we thank the shareholders for their continuing support and interest in the Company.

UNITED REEF LIMITED

"Signed"

Michael D. Coulter
President

July 25, 2005

UNITED REEF LIMITED
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with United Reef Limited's ("United Reef" or the "Company") unaudited financial statements for the six months ended May 31, 2005, with comparative figures for the six month period ended May 31, 2004. The unaudited financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Additional information about the Company is available on SEDAR at www.sedar.com, on CNQ's website at www.cnq.ca. and on the Company's website at www.unitedreef.com

Overview

United Reef is a natural resource exploration company, founded in 1948 and currently holds interests in two projects; an oil & gas exploration project located in northeastern Central African Republic ("CAR") and a past-producing nickel-copper property in the Sudbury area, Ontario. The Company's projects do not presently contain any known reserves or resources.

Independent technical reports were commissioned by the Company on each of its projects. In the case of the oil & gas project, a report prepared pursuant to the guidelines of *National Instrument No. 51-101* and in the case of the Sudbury area project, pursuant to the guidelines of *National Instrument 43-101* have been filed. Copies of these reports are available for viewing on the SEDAR and CNQ websites referred to above.

The Company established a public market again for its shares in July 2003 through a listing on the CNQ stock exchange. Effective May 17, 2005 the Company's common shares also commenced trading on the TSX Venture Exchange. In order for the Company to participate in, and advance its exploration projects, it will be required to continue to raise new equity financing through the capital markets.

Management believes that the Company has been placed in a favourable position for growth by its involvement in the CAR oil & gas project and the Sudbury copper, nickel and platinum group metals project. Increasing global economic activity continues to drive demand for oil & gas as well as base and precious metals.

Oil & Gas Project, CAR

In September 2004 the Company finalized an agreement, which gives the Company the right to earn a 25% interest in RSM Production Corporation's ("RSM") oil & gas exploration permit in the Central African Republic. RSM obtained its rights pursuant to a *Petroleum Exploration and Exploitation Contract* with the State of CAR, which became effective in November 2000. The agreement governs the exploration and development of a 55,504-km^2 permit area, located in northeastern CAR along the Chad border.

The RSM permit covers the majority of the Doseo and Salamat Basins in northern CAR. These basins are part of the West and Central African Rift System ("WCARS"), which extends from Nigeria to Kenya. Several significant petroleum deposits have been discovered and are currently being produced in the WCARS, including an Exxon-led development in southern Chad, approximately 300 kilometres from the RSM permit.

The Salamat Basin portion of the RSM permit has an extensive 2D-seismic data base shot across it. Fifteen defined prospects have been interpreted from this data by the Company's consultants within the

RSM permit, ranging in size from 200 hectares to 6,500 hectares. Only one oil & gas exploration well has ever been drilled (1986) in the CAR and lies within the (Salamat Basin) RSM permit. The well had extensive oil staining in the upper 4,500 feet of the section but did not test any hydrocarbons and was abandoned. There are reported hydrocarbon discoveries on the Chad portion of the Doseo Basin.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

Presidential and legislative elections were successfully completed during the period to replace the transitional government that had been established in the CAR since a coup in March, 2003. The Presidential inauguration was held on June 11th, a new Prime Minister was appointed on June 13th and members of the new cabinet were appointed on June 19th. Based on United Reef's involvement in the CAR since 1992 we view the outcome of the recent orderly elections and appointment of the new cabinet members as a positive indication of the future governance of the country. The new government has already initiated discussions with international aid agencies for renewed funding in their effort to stabilize the economy with some early indications of positive reactions to the outcome of the elections. The country is also continuing to receive assistance from other African countries and have been reinstated as a member in good standing of some of their associations post the election. Management, in cooperation with RSM, has already initiated contact with the new government and will be meeting with government members during August.

Effective June 2, 2005 the Company appointed Mr. Paul A. MacKay, B.Sc., Ph.D., to the position of Vice President, Oil & Gas. Paul has extensive experience in the oil & gas industry through his involvement with a number of companies during his 25-year career within the industry. He has wide-ranging experience as a geologist, geophysicist and gained managerial experience with companies such as Amoco Canada Petroleum Co. Ltd., Morrison Petroleums Ltd., Northstar Energy and K2 Energy Corp.

Mr. MacKay has operated his own consulting business based in Calgary since 1999. He has provided a range of technical and strategic advice to numerous clients in the oil & gas industry, with emphasis on structurally complex basins within Canada and internationally, including Africa. He has acted as liaison with governments, in public consultation processes and with joint venture partners on behalf of his clients. He holds the designation of Professional Geologist and Professional Geophysicist as granted by the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta (APEGGA) and is a member of a number of other professional associations.

Mr. MacKay has been the independent technical reviewer to United Reef on the CAR project since July 2002 and is the author of the NI 51-101 report on the project released by the Company in January 2005. His technical knowledge and interest in United Reef's CAR oil & gas project combined with his industry experience bring substantial value to the Company and its management team. Mr. MacKay will direct United Reef's participation in the CAR oil & gas project.

Nickel Offsets Project, Sudbury

The Company presently holds a 100% interest in this approximately 885-acre property consisting of both patented and unpatented mining claims. The property includes the past-producing Nickel Offset (Ross) Mine (1943-1957) and is being evaluated for its nickel, copper and platinum group metals potential. Effective December 29, 2004, International CHS Resource Corporation ("CHS") exercised an option granting CHS the right to acquire a 50% working interest in the property. CHS has agreed to expend a total of $2.8 million in staged exploration expenditures on the property over the next four years. During the option earn-in period, CHS will make aggregate cash payments of $107,000 and issue 400,000 CHS

common shares to the Company. The Company will remain the operator of the project and manage recommended exploration programs to be funded by CHS, until such time as CHS has earned their 50% interest in the property. During June diamond-drilling and tailings sampling programs were completed on the property. Approximately 1,800 metres of NQ diamond drill core was recovered from nine holes. Final assay results from both programs are pending.

Financial Condition and Results of Operations

Proposed Private Placement

On June 9, 2005 the Company announced that it had entered into an agreement with Credifiance Securities Limited as lead agent (the "Agent") by which the Company proposes to raise Cdn $5 million through a brokered private placement of 25 million Units at Cdn $0.20 per Unit. Each Unit will consist of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of Cdn $0.25 for a period of two years following closing of the financing.

On June 27, 2005 the Company announced that it was amending the terms of the above mentioned financing. Under the amended pricing terms, United Reef proposed to raise Cdn $5 million through the brokered private placement of 33,333,333 Units at Cdn $0.15 per Unit. Each whole common share purchase warrant will be exercisable at $0.20. All other terms remain unchanged.

In consideration for the services of the Agent in selling the brokered private placement, the Company will pay a commission in the amount of 8% of the gross proceeds from the sale of the Units. In addition, the Agent will receive compensation warrants equal to 8% of the total number of Units sold. Each compensation warrant will entitle the holder to purchase one Unit of the Company at a price of Cdn $0.15 for a period of two years following closing of the financing.

The net proceeds of the private placement will be used to fund the Company's 50% share of the estimated costs of a proposed new 2D-seismic program in the CAR and for general corporate purposes. The financing is subject to TSX Venture Exchange approval.

May 31, 2005 vs. May 31, 2004

The Company's current assets increased $341,772 to $438,390 at May 31, 2005 from $96,618 at May 31, 2004 primarily due to an increase in cash to $423,534 from $84,566 at May 31, 2004. Capitalized expenditures on its oil & gas exploration property increased $135,892 to $154,437 while the Nickel Offsets property balance decreased to $165,143 due to recoveries of $21,107 at the end of the period compared with balances of $18,545 and $186,250, respectively, at May 31, 2004. The $87,451 (2004 – Nil) Due From Joint Venture Partner represents expenditures made by the Company on behalf of its joint venture partner on the Nickel Offsets project. Subsequent to the period end the Company received $99,990 from its joint venture partner to reimburse the Company for these expenditures.

The Company's current liabilities increased by $146,487 to $249,976 at the end of the quarter (2004 – $103,489) primarily relating to expenditures made on behalf of its joint venture partner on the Nickel Offsets project. See Note 1 to the interim financial statements for the period ended May 31, 2005. The Company does not have any long term liabilities.

General and administrative expenses for the six months ended May 31, 2005 were $258,959 compared to $130,954, before the recognition of non-recurring items and interest income, at May 31, 2004. The net loss for the period was $257,335 as compared to a loss of $64,713 to May 31, 2004. During the six month period ended May 31, 2004 the Company recorded a gain of $65,560 on the sale of shares of AXMIN.

The most significant items of increased expenditure during the six month period ended May 31, 2005 relate to increased administrative costs of approximately $48,690, shareholders' information and filing fees of $30,906 and advertising and promotion expenses of $38,651 compared to the same period in 2004; and the recognition of stock-based compensation during the period of $7,850. There was no stock-based compensation expense recorded in the first six months of 2004 as the Company did not adopt its policy for the recognition of stock-based compensation until its November 30, 2004 year-end. See note 6(e) to the Company's November 30, 2004 audited financial statements.

The increased general and administrative expenses incurred during the period are primarily attributable to the increased level of activity of the Company. Since the early 1990's the majority of the Company's administrative functions and corporate offices have been provided by M.D. Coulter & Associates Inc. ("MDC"), a private company owned by the President and Secretary of the Company. MDC has advised the Company that on a progressive basis during 2005 it will be phasing out its provision of services and office facilities to the Company. Management is implementing steps to assume responsibility directly by the Company for the various administrative functions previously provided by MDC and as a result our general and administrative expenses are increasing.

May 31, 2005 vs. November 30, 2004

During the six month period ended May 31, 2005 the Company's current assets decreased by $133,357 to $438,390 from $571,747 at November 30, 2004. Capitalized expenditures on its oil & gas exploration property increased $37,878 to $154,437 while the Nickel Offsets property balance decreased to $165,143 due to recoveries of $17,118 at the end of the period compared with balances of $116,559 and $182,261, respectively, at the year end.

The Company's current liabilities for the six month period ended May 31, 2005 increased $214,310 to $249,976 (2004 - $8,336) primarily relating to increased trade payables balances and expenditures made on behalf of its joint venture partner for the Nickel Offsets project. See Note 1 to the interim financial statements for the period ended May 31, 2005. The Company does not have any long term liabilities.

Stock-based Compensation

The Company has a stock-based compensation plan, which is used to compensate directors, officers and employees of the Company and consultants to the Company. The Company accounts for all stock-based payments using the fair-value based method. Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period of the options. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

Summary of Quarterly Results

The following table sets out selected unaudited financial information for the Company for the quarters identified.

	2005		2004				2003	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Net income (loss)	(153,376)	(103,959)	(146,537)	(61,173)	(3,927)	(60,785)	105,572	(35,218)
Net income (loss) per share	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	0.00	(0.00)
Net income (loss)								

per share, fully diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.00	(0.00)
Total assets	868,312	912,393	880,987	879,138	312,249	267,376	318,626	159,450
Working capital surplus (deficiency)	188,414	432,433	536,081	603,733	(6,871)	38,781	77,051	(21,029)

Liquidity and Capital Resources

At May 31, 2005 the Company had cash resources of $423,534 compared to $84,566 at May 31, 2004 and $560,538 at the year-ended November 30, 2004. At May 31, 2005 the Company had a working capital surplus of $188,414 (defined as the difference between current assets and current liabilities) compared with a deficiency at May 31, 2004 of $(6,871) and a surplus at November 30, 2004 of $536,081.

For the foreseeable future the Company will remain dependent on the issuance of further shares to raise funds to explore its properties and to pay its operating expenses.

Outstanding Share Data

The Company's common shares trade on the CNQ stock exchange and the TSX Venture Exchange. In 2004 the Company raised $801,945 (net of issue costs) from the sale of 9,080,000 units (the "Units"). Each Unit consisted of one common share and one-half of one common share purchase warrant (the "Warrants"). Each whole Warrant entitles the holder to purchase an additional common share of the Company. During the period ended May 31, 2005, 150,000 Warrants were exercised for proceeds of $22,500. On June 8, 2005, 500,000 common share purchase options were granted at a price of $0.15 per share until June 7, 2008 pursuant to the terms of the Company's 2005 Stock Option Plan.

The fully-diluted number of shares outstanding at July 25, 2005 and November 30, 2004 were 61,797,453 and 61,397,453, respectively, consisting of the following:

	July 25, 2005	**November 30, 2004**
Common shares	52,902,453	52,752,453
Common share purchase warrants	4,540,000	4,790,000
Broker's warrants	655,000	655,000
Common share purchase options	3,700,000	3,200,000
Fully-diluted shares outstanding	61,797,453	61,397,453

Other than the new options referred to above, the exercise terms of the warrants and options are set out in Note 6 to the interim financial statements for the period ended May 31, 2005.

Related Party Transactions

Related party transactions are set out in note 5 to the interim financial statements for the period ended May 31, 2005.

Forward Looking Statements

This management's discussion and analysis may contain certain forward looking statements relating, but not limited to, the Company's operations, anticipated financial performance, business prospects and strategies. Forward looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking

statements are subject to risks, uncertainties and other factors, as identified under "Risks and Uncertainties" below, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive, regulatory and business conditions. The Company disclaims any responsibility to update any such forward-looking statements. Readers should not place undue reliance on forward-looking statements.

Risks and Uncertainties

The Company's business is subject to risks inherent in oil & gas and mineral exploration and the future development of operations on its projects. In addition, there are risks associated with the Company's proposed exploration activity, in the case of its oil and gas project, in a foreign jurisdiction. The Company has identified certain risks pertinent to its business including: exploration and reserve risks, drilling and operating risks, costs and availability of materials and services, access to capital markets and the requirement for additional capital, loss of or changes to joint venture or related agreements, economic and sovereign risks, the possible effects of less developed legal systems, reliance on strategic relationships, market risk, volatility of future oil & gas and metal prices and foreign currency risk.

Management attempts to monitor, assess and mitigate certain of these risks by retaining experienced professionals and using modern exploration technology. The Company has focused on developing a project in a known hydrocarbon-producing region and in a country where the Company has considerable operating experience. Neighbouring countries, Sudan and Chad, have hosted the successful development of significant oil & gas projects through the participation of foreign oil & gas companies. Existing oil pipelines in Chad and Sudan are in reasonable proximity to the CAR project. The Company has re-established contacts and relationships with consultants in the CAR to monitor economic and political developments and to assist with operating, administrative and legal matters. However, there will remain certain risks over which the Company has little or no control.

Outlook

Management believes the Company is well positioned to benefit from the presently forecasted positive outlooks for commodity prices generally. Through our exploration projects for oil & gas in CAR and base and precious metals in the Sudbury area, we anticipate the Company will be rewarded through asset growth as a result of successful exploration on these projects. Management has had positive response from potential investors in the oil & gas project since the release of technical information on this project in late January 2005. We currently anticipate success in raising our share of funding for the proposed seismic acquisition program being planned for commencement in the fall of 2005. In the case of the Sudbury project, our joint venture partner is currently funding 100% of the costs of exploration related to this project as part of their earn-in.

Changes in Accounting Policies

The interim financial statements have been prepared in accordance with the accounting policies described in the Company's audited financial statements for the year-ended November 30, 2004, except that the Company recorded, as an asset, amounts due from its joint venture partner in the Nickel Offsets project. These amounts relate to expenses incurred by the Company, in its capacity as operator of the Nickel Offsets project, and are to be reimbursed by the joint venture partner.

July 25, 2005
Toronto, Ontario

UNITED REEF LIMITED
NOTICE TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED MAY 31, 2005

Responsibility for Financial Statements

The accompanying financial statements for United Reef Limited have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the November 30, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of United Reef Limited have not performed a review of the unaudited financial statements for the six month periods ended May 31, 2005 and May 31, 2004.

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

	May 31 2005 (unaudited)	November 30, 2004 (audited)
ASSETS		
Current		
Cash	$ 423,534	$ 560,538
Prepaid expenses and sundry receivables	14,856	11,209
	438,390	571,747
Investment in marketable securities (Note 2)	20,417	10,417
Investment in exploration properties (Note 3)	319,583	298,823
Due from joint venture partner (Note 4)	87,451	-
Other assets	2,471	-
	$ 868,312	$ 880,987
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 235,542	$ 22,094
Due to a related party (Note 5(b))	14,434	13,572
	249,976	35,666
SHAREHOLDERS' EQUITY		
Capital Stock (Note 6)	18,337,868	18,315,368
Contributed surplus:		
Warrants (Note 6(c) and (d))	57,660	57,660
Stock Options (Note 6(e))	42,675	34,825
Deficit	(17,819,867)	(17,562,532)
	618,336	845,321
	$ 868,312	$ 880,987

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended May 31, 2005	For the three months ended May 31, 2004	For the six months ended May 31, 2005	For the six months ended May 31, 2004
Revenue	$ -	$ -	$ -	$ -
Expenses				
Administration	48,575	29,224	97,188	48,498
Management fees	29,985	15,000	30,000	30,000
Insurance	607	437	9,516	3,981
Shareholders' information and filing fees	33,069	9,293	41,299	10,393
Transfer Agent	14,847	4,283	16,641	5,087
Legal	4,386	18,386	13,358	22,390
Advertising and promotion	21,373	9,976	48,880	10,229
Foreign exchange (gain) loss	(1,914)	(3,179)	(5,773)	376
Stock-based compensation	3,250	-	7,850	-
Loss before the following	(154,178)	(83,420)	(258,959)	(130,954)
Interest income	802	681	1,624	681
Recapture (write off) of exploration and research	-	13,252	-	-
Gain on sale of AXMIN shares	-	65,560	-	65,560
Net loss for the period (Note 6(f))	(153,376)	(3,927)	(257,335)	(64,713)
DEFICIT, beginning of period	(17,666,491)	(17,350,895)	(17,562,532)	(17,290,110)
DEFICIT, end of period	$ (17,819,867)	$ (17,354,823)	$ (17,819,867)	$ (17,354,823)
Loss per share for the period	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flow
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended May 31, 2005	For the three months ended May 31, 2004	For the six months ended May 31, 2005	For the six months ended May 31, 2004
Operating activities				
Net loss for the period	$ (153,376)	$ (3,928)	$ (257,335)	$ (64,713)
Write off exploration and research expenditures	-	(13,252)	-	-
Gain on sale of AXMIN shares	-	(65,560)	-	(65,560)
Stock-based compensation	3,250	-	7,850	-
	(150,126)	(82,740)	(249,485)	(130,273)
Non-cash items:				
Prepaid and sundry receivables	(2,541)	9,033	(3,648)	(5,831)
Accounts payable and accrued liabilities	189,371	30,638	213,449	36,626
	36,704	(43,069)	(39,684)	(99,478)
Investing activities				
Proceeds on sale of AXMIN shares	-	75,560	-	75,560
Increase in marketable securities	-	-	(10,000)	-
Recoveries (expenditures) on resource properties	-	(33,179)	17,118	(60,664)
Expenditures on oil & gas project	(6,443)	(5,294)	(37,878)	(18,546)
Increase in other assets	-	-	(2,471)	-
	(6,443)	37,087	(33,231)	(3,650)
Financing activities				
Issuance of common shares for cash	-	-	22,500	50,000
Advance (due) from joint venture partner	(171,468)	-	(87,451)	-
Increase (decrease) in amounts due to a related party	692	18,151	862	(28,290)
	(170,776)	18,151	(64,089)	21,710
Change in cash	(140,515)	12,169	(137,004)	(81,418)
CASH, beginning of period	564,049	72,396	560,538	165,983
CASH, end of period	$ 423,534	$ 84,565	$ 423,534	$ 84,565
SUPPLEMENTARY CASH FLOW INFORMATION:				
Shares issued in settlement of debt	-	-	-	$ 50,000

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Notes to the Financial Statements
For the six months ended May 31, 2005
(Expressed in Canadian dollars)
(unaudited)

1. Significant Accounting Policies

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended May 31, 2005 are not necessarily indicative of the results that may be expected for the year ending November 30, 2005.

The balance sheet at November 30, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited financial statements for the year ended November 30, 2004, except that the Company recorded, as an asset, exploration expenditures made on behalf of its joint venture partner in the Nickel Offsets project. These expenses are being incurred by the Company, in its capacity as operator of the Nickel Offsets project, and are to be reimbursed by the joint venture partner. See Note 4. For further information, refer to the financial statements and notes thereto included in the Company's annual audited financial statements for the year ended November 30, 2004.

2. Investment in Marketable Securities

(a) AXMIN Inc. ("AXMIN")

At May 31, 2005, the Company held 100,000 (2004 - 150,000) common shares of AXMIN. AXMIN's common shares trade on the TSX Venture Exchange under the symbol AXM. AXMIN's shares closed at $0.44 on May 31, 2005, the date the shares last traded prior to the period end. The carrying value for these shares is $10,417.

AXMIN is in the process of exploring its mineral properties in the Central African Republic ("CAR") and several other African countries. The Company holds a 2% net smelter royalty on their CAR Bambari project.

(b) International CHS Resource Corporation ("CHS")

On January 4, 2005 the Company announced that the option referred to in Note 3(a) was exercised by CHS. As required pursuant to the option agreement, CHS made payment of $7,118 and issued 100,000 common shares of CHS to the Company. CHS' shares closed at $0.10 on May 31, 2005, the date the shares last traded prior to the period end. The carrying value of the 100,000 shares is $10,000. See Notes 3 and 4.

(Expressed in Canadian dollars)

3. Investment in Exploration Properties

Property Description	Foot Note	Opening Balance at December 1, 2004	Expenditures	Recoveries	Closing Balance at May 31, 2005
Nickel Offsets, Sudbury area, Ontario	(a)	$182,261	-	(17,118)	$165,143
Oil & Gas Project, Central African Republic	(b)	116,559	37,878	-	154,437
Other		3			3
		$298,823	$37,878	(17,118)	$319,583

(a) The Company holds a 100% interest in 12 patented and 5 unpatented mining claims located in Foy Township, Sudbury Mining Division, Ontario. The Company has granted an option to International CHS Resource Corporation ("CHS") whereby CHS may acquire a 50% working interest in the property by expending a total of $2.8 million in staged exploration expenditures on the property by October 31, 2008. In addition, to maintain the option CHS must annually make a payment of $25,000 and issue 100,000 CHS common shares to the Company. The Company is the operator of the project. See Notes 2(b) and 4

The President of the Company, Michael Coulter, has been a director of CHS since February, 1992. Mr. Coulter has advised the Company that, other than 200,000 options to acquire common shares of CHS at $0.16 per share until May 15, 2010 granted to him by CHS on May 16, 2005, he does not presently own any shares of CHS.

(b) The Company has the right to earn a 25% interest in RSM Production Corporation's ("RSM") 55,204 $km^{(2)}$ oil & gas exploration permit area in the Central African Republic.

The Company may earn its interest in RSM's permit area by funding 50% of the cost to acquire 2,000 line kilometres of new 2D-seismic data over areas of the permit not previously covered and by funding 50% of the cost to drill the first eight exploration wells on the permit.

Expenditures during the period primarily relate to technical services provided by independent consultants.

4. Due from Joint Venture Partner

During the quarter International CHS Resource Corporation ("CHS") advanced $199,980 to the Company to reimburse the Company for exploration expenditures incurred on CHS's behalf on the exploration program being carried out on the Nickel Offsets property as part of CHS' work commitment to earn a 50% interest in the property. At May 31, 2005 the Company had incurred $287,431 in exploration expenditures. Subsequent to the quarter end CHS advanced additional funds in the amount of $99,990 to the Company to cover these expenditures. See Notes 2(b) and 3(a).

(Expressed in Canadian dollars)

5. Related Party Transactions

(a) See note 3(a).

(b) Due to a Related Party

During the period, the Company incurred expenses in the amount of $82,557 (2004 - $61,252) for rent, accounting, secretarial, administrative and management services provided by M.D. Coulter & Associates Inc. ("MDC"), a company whose shareholders are the President and Secretary of the Company. At May 31, 2005 the Company was indebted to MDC for $14,434 (2004 - $51,875).

(c) During the period, the Company incurred expenditures in the amount of $13,358 for professional fees paid to Macleod Dixon LLP, a law firm of which Richard Lachcik, a director of the Company, is a partner.

6. Capital Stock

(a) *Authorized Capital:* Unlimited number of common shares without par value.

(b) *Issued Share Capital:*

Common Shares	Number of Common Shares	Amount
Balance at November 30, 2004	52,752,453	$18,315,368
Issued for cash (exercise of warrants)	150,000	22,500
Balance at May 31, 2005	52,902,453	$18,337,868

See Note 8(c) – Subsequent Events.

(c) *Common Share Purchase Warrants*

	Number of Common Share Purchase Warrants	Value Assigned $	Average Exercise Price $
Balance at November 30, 2004	4,790,000	35,240	0.15
Exercised	(150,000)	-	0.15
Expired	(100,000)	-	0.15
Balance at May 31, 2005	4,540,000	35,240	0.15

At May 31, 2005 the following common share purchase warrants were outstanding:

(Expressed in Canadian dollars)

- 3,540,000 common share purchase warrants exercisable at $0.15 per share until December 23, 2005;

- 1,000,000 common share purchase warrants exercisable at $0.15 per share until March 28, 2006.

d) *Broker's Warrants*

	Number of Broker's	Value Assigned $	Average Exercise Price $
Balance at May 31, 2005 and November 30, 2004	655,000	22,420	0.10

At May 31, 2005 the following Broker's Warrants were outstanding:

- 505,000 Broker's Warrants exercisable at $0.10 until December 23, 2005 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.15 until December 23, 2005;

- 150,000 Broker's Warrants exercisable at $0.10 until March 28, 2006 into units. Each unit consists of one common share and one-half of a common share purchase warrant exercisable at $0.15 until March 28, 2006.

(e) *Common Share Purchase Options:*

The Company has an incentive stock option plan which governs the granting and exercise of options issued to directors, officer, employees and consultants of the Company. No options were granted or exercised during the period.

At May 31, 2005 the following Common Share Purchase Options were outstanding:

- 2,400,000 options to purchase common shares exercisable at $0.15 per share until December 3, 2006.

- 800,000 options to purchase common shares exercisable at $0.15 per share until July 12, 2007.

During the period ended May 31, 2005, the Company recognized a stock based compensation expense of $7,850.

See Note 8(b) – Subsequent Events.

(Expressed in Canadian dollars)

(f) *Loss Per Share*

Loss per share is calculated using the weighted average number of shares outstanding during the period which was 52,902,453 shares (2004 – 43,410,915).

7. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's financial statement presentation.

8. Subsequent Events

(a) Stock Option Plan

At the Annual and Special Meeting of Shareholders held on June 2, 2005, shareholders approved the adoption of a new stock option plan of the Company, the 2005 Stock Option Plan (the "Plan"). A total of 7,500,000 common shares of the Company are reserved for grant under the Plan.

(b) Grant of Stock Options

On June 8, 2005 the Company granted the following stock options to its recently appointed Vice President, Oil & Gas, Paul MacKay, Ph.D., P.Geol., P.Geoph. and to Exploration Manager, Gary Nassif, M.Sc., P.Geo. pursuant to the terms of the Plan.

Name of Optionee	Relationship to Company	Number of Stock Options Granted	Exercise Price	Expiry Date
Paul MacKay	Officer	400,000	$0.15	June 7, 2008
Gary Nassif	Employee	100,000	$0.15	June 7, 2008

One-quarter of the above stock options vest on each of the date of grant, the 6-month, 12-month and 18-monthy anniversaries of the date of grant. Each stock option gives the option holder the right to purchase one common share of the Company.

(c) Private Placement

On June 9, 2005 the Company announced that it had entered into an agreement with Credifiance Securities Limited as lead agent (the "Agent") by which the Company proposes to raise Cdn $5 million through a brokered private placement of 25 million Units at Cdn $0.20 per Unit. Each Unit will consist of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share of the Company at a price of Cdn $0.25 for a period of two years following closing of the financing.

On June 27, 2005 the Company announced that it was amending the terms of the above mentioned financing. Under the amended pricing terms, the issue price per Unit will be $0.15 and each whole common share purchase warrant will be exercisable at $0.20. All other terms remain unchanged.

In consideration for the services of the Agent in selling the brokered private placement, the Company will pay a commission in the amount of 8% of the gross proceeds from the sale of the Units. In addition, the Agent will receive compensation warrants equal to 8% of the total number of Units sold. Each compensation warrant entitles the holder to purchase one Unit of the Company at a price of Cdn $0.15 for a period of two years following closing of the financing.

The net proceeds of the private placement will be used to fund the Company's 50% share of the estimated costs of a proposed new 2D-seismic program in the Central African Republic ("CAR") and for general corporate purposes. The financing is subject to TSX Venture Exchange approval.